Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

Name	Jurisdiction

ContentGuard Holdings, Inc.	Texas
ContentGuard Europe GmbH	Germany
ContentGuard, Inc.	Texas
Content Technologies LLC	Nevada
Helsinki Memory Technologies Oy	Finland
Memory Technologies LLC	Nevada
Pendragon Electronics and Telecommunications Research LLC	Nevada
Pendragon Networks LLC	Nevada
Pendragon Wireless LLC	Nevada
Pendrell Asset Management, LLC	Nevada
Pendrell Technologies LLC	Nevada
Phoenicia Innovations LLC	Nevada
PIH, Inc.	Washington